SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934





[X]  Annual report pursuant to Section 15 (d) of the Securities
     Exchange Act of 1934 (No fee required)

     For the period ended September 1, 1999.


                                       OR


[ ] Transition report pursuant to SECTION 15 (d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from __________ to ____________

                         Commission file number 33-59853


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                 NORTHROP GRUMMAN COMMERCIAL AIRCRAFT DIVISION
                      SALARIED SAVINGS AND INVESTMENT PLAN


      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067








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




                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   NORTHROP GRUMMAN COMMERCIAL AIRCRAFT DIVISION SALARIED SAVINGS AND INVESTMENT PLAN


                                    /s/ Gary W. McKenzie
                                    -------------------------------------
Dated: February 28, 2000       By   Gary W. McKenzie
                                    Vice President Tax





































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


NORTHROP GRUMMAN COMMERCIAL AIRCRAFT DIVISION
SALARIED SAVINGS AND INVESTMENT PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                 4


FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits
   as of September 1, 1999 and December 31, 1998                             5

  Statement of Changes in Net Assets Available for Plan Benefits
   for the Period Ended September 1, 1999                                    6

  Notes to Financial Statements                                           7-11


SUPPLEMENTAL SCHEDULE -

  Item 27d - Schedule of Reportable Transactions for the Period Ended
      September 1, 1999                                                     12




























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INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the
  Northrop Grumman Commercial Aircraft Division
  Salaried Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Northrop Grumman Commercial Aircraft Division Salaried Savings and Investment Plan (the "Plan") as of September 1, 1999 and December 31, 1998, and the related statement of changes in net assets available for plan benefits for the period ended September 1, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits as of September 1, 1999 and December 31, 1998, and the changes in net assets available for plan benefits for the period ended September 1, 1999, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions for the period ended September 1, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note H, the Plan was merged into the Northrop Grumman Savings and Investment Plan on September 1, 1999.




/s/ Deloitte & Touche LLP
--------------------------
Deloitte & Touche LLP
Los Angeles, California
February 28, 2000






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NORTHROP GRUMMAN COMMERCIAL AIRCRAFT DIVISION
SALARIED SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
SEPTEMBER 1, 1999 AND DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                               September 1,      December 31,
                                                  1999               1998

ASSETS:
  Investments (Notes A, B,C, D, and E)         $    -            $236,438,152
  Receivables:
    Employer's contributions                                          111,315
    Participants' contributions                                       286,918
    Net securities sales pending settlement                         2,438,999
    Accrued income receivable                                             883
                                               --------          ------------

          Total receivables                         -               2,838,115
                                               --------          ------------

          Total assets                              -             239,276,267
                                               --------          ------------

LIABILITIES:
  Net securities purchases pending settlement       -               2,427,796
  Accrued expenses payable                                            318,017
                                               --------          ------------

          Total liabilities                         -               2,745,813
                                               --------          ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS         $    -            $236,530,454
                                               ========          ============



See notes to financial statements.















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


NORTHROP GRUMMAN COMMERCIAL AIRCRAFT DIVISION
SALARIED SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
PERIOD ENDED SEPTEMBER 1, 1999
--------------------------------------------------------------------------------

ADDITIONS:
  Investment income:
    Net appreciation in fair value of investments   $  13,950,324
    Interest and dividend income                        3,818,132
                                                    -------------

          Total investment income                      17,768,456
                                                    -------------

  Contributions:
    Employer                                            3,650,142
    Participants                                        9,622,865
                                                    -------------

          Total contributions                          13,273,007
                                                    -------------

          Total additions                              31,041,463
                                                    -------------

DEDUCTIONS:
  Benefits paid to participants                        18,656,895
  Administrative expenses                                 859,627
  Transfers out (Note H )                             248,055,395
                                                    -------------

          Total deductions                            267,571,917
                                                    -------------

NET DECREASE                                         (236,530,454)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of period                                 236,530,454
                                                    -------------

  End of period                                     $        -
                                                    =============


See notes to financial statements.








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NORTHROP GRUMMAN COMMERCIAL AIRCRAFT DIVISION
SALARIED SAVINGS AND INVESTMENT PLAN
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
PERIOD ENDED SEPTEMBER 1, 1999 AND AS OF DECEMBER 31, 1998


A.  DESCRIPTION OF THE PLAN

    The following description of the Northrop Grumman Commercial Aircraft Division Salaried Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General - The Plan is a defined contribution, profit-sharing plan with a 401(k) feature.

    Effective August 31, 1992, the sale of certain assets and liabilities of the Aircraft and Missiles Division of the LTV Aerospace and Defense Company was completed. The LTV Corporation sold the Aircraft Division to the Carlyle Group and Northrop Corporation, and the Vought Aircraft Company ("Vought") was established. The account balances of former Aircraft Division participants in the LTV Capital Accumulation Plan (the "Predecessor Plan") were transferred to the Vought Aircraft Salaried Capital Appreciation Plan, effective August 31, 1992. Effective August 31, 1994, Northrop Grumman Corporation (the "Company") purchased all of the Carlyle Group's interest in Vought, and Vought became a wholly owned subsidiary of Northrop Grumman Corporation. Effective July 1, 1995, the Plan was amended to change the name to the Vought Aircraft Salaried Savings and Investment Plan. Effective October 1, 1997, the Plan was amended to change the name to Northrop Grumman Commercial Aircraft Division Salaried Savings and Investment Plan.

    On September 1, 1999, the Plan was merged into the Northrop Grumman Savings and Investment Plan.

    Contributions - The Plan offers participants a choice between the type of contributions they can make, and such contributions may be between 2 percent and 18 percent of eligible compensation in increments of 1percent. A participant can elect tax-deferred (before-tax) contributions, after-tax contributions, or a combination of both. An active participant may change the percentage of his or her contributions. Contributions are subject to certain limitations.

    The Company's matching contributions are as follows:

                                                                Company
     Employee Contribution                                       Match

     First 2% of eligible compensation                            100%
     Next 2% of eligible compensation                              50%
     Next 4% of eligible compensation                              25%
     Contributions over 8%                                          0%




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


    Participant Accounts - A separate account is maintained for each participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions, and the proportionate share of the Plan's earnings and administrative expenses. Allocations are based on the participants' account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting - Plan participants are fully vested (100 percent) at all times in the balance of their accounts (both employee and employer contributions).

    Investment Options - Upon enrollment in the Plan, each participant may direct that his or her employee contributions and Company matching contributions, in 1 percent increments, be invested in any of the following investment funds:

          Northrop Grumman Master Trust - Stable Value Fund
          Frank Russell Trust Company Fund - Equity I Fund
          Frank Russell Trust Company Funds - Global Balanced Fund Frank Russell Trust Company Funds - Global Equity Fund
          T. Rowe Price Company - Growth & Income Fund
          Northrop Grumman Corporation Common Stock Fund

    Participants may change their investment options on a daily basis.

    Participant Notes Receivable - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. A participant may not have more than one outstanding loan at any given time. Loans will be prorated across all investment funds and are secured by the balance in the participant's account. The interest rate is fixed on the first business day of each month at the prime rate of the Plan's trustee plus 1 percent. Repayments are made from weekly payroll deductions (for active employees) or other method approved by the administrative committee. The maximum loan period is five years, or ten years for a loan used to acquire a dwelling that is to be the principal residence of the participant. Loans may be prepaid in full; partial prepayments are not permitted.

    Payment of Benefits - Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account balance. A participant may also delay his or her lump-sum payment until the participant's normal retirement date if the account balance exceeds $5,000.

B.  SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    Investment Valuation and Income Recognition - The Plan's investments are stated at fair value, except for the Plan's investment in the Northrop Grumman Stable Value Master Trust, which is valued at contract value (see Note D and E). Shares of collective funds are valued at the net asset value of shares held by the Plan at year end. Quoted market price is used to value Northrop Grumman Corporation common stock. Loans receivable from plan participants are valued at cost, which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Payment of Benefits - Benefits are recorded when paid. As of September 1, 1999 and December 31, 1998, benefits payable to participants are approximately $0 and $14,000, respectively.

    Adoption of New Accounting Pronouncements - During 1999, the Plan adopted Statement of Position (SOP) 99-3, " Accounting for and Reporting of Certain Define Contribution Plan Investments and other Disclosure Matters." SOP 99-3 eliminates the disclosure requirement for supplemental fund information in the statements of net assets available for plan benefits and statement of changes in net assets available for plan benefits. The adoption of SOP 99-3 did not impact the amounts recorded in the financial statements.

C.  INVESTMENTS

    The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 1998:

     Northrop Grumman Stable Value Master Trust        $ 72,187,746
     Frank Russell Equity I Fund                         84,991,269
     Frank Russell Global Balanced Fund                  29,763,829
     Frank Russell Global Equity Fund                    21,068,900
     T. Rowe Price Growth & Income Fund                  20,176,292


    During the period ended September 1, 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13,950,324 as follows:

     Collective funds                                   $13,923,962
     Common stock                                            26,362
                                                        -----------
                                                        $13,950,324
                                                        ===========

D.  INTEREST IN NORTHROP GRUMMAN STABLE VALUE MASTER TRUST

    A portion of the Plan's investments are in the Northrop Grumman Stable Value Master Trust ("Master Trust") which was established for the investment of assets of the Plan and several other Northrop Grumman Corporation sponsored savings plans. Each participating savings plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Primco.

    Investments held at contract value in the Master Trust as of December 31, 1998 are as follows (in thousands):

     Guaranteed and Bank Investment Contracts                    $1,298,790
     Northrop Retirement Savings Temporary Investment Fund           60,090
     Accrued income                                                     113
                                                                 ----------
     Total                                                       $1,358,993
                                                                 ==========

    The Plan's investment in the Master Trust as of December 31, 1998, is as follows (in thousands):

     Contract value of Guaranteed and Bank Investment Contracts    $72,188
     Net securities sales pending settlement                         1,010
                                                                   -------
     Total                                                         $73,198
                                                                   =======

     Percentage of ownership in Master Trust                          5.39 %

    Investment income in the Master Trust for the period ended September 1, 1999 and the year ended December 31, 1998 was $59,583,915 and $91,158,197, respectively.

E.  INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

    All investment and insurance contracts held by the Master Trust as of December 31, 1998 are considered to be fully benefit responsive and, therefore, are reported at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and administrative expenses.

    The following information is disclosed for the investment and insurance contracts within the Master Trust as of December 31, 1998 (in millions):

     Contract value of assets:                                        $ 1,299
     Fair value of assets:                                            $ 1,343
     Crediting interest rate of assets at December 31:                  7.08 %
     Average yield on assets for the 12 months ending December 31:      7.09 %
     Duration:                                                       2.58 Years

F.  INCOME TAX STATUS

    The Internal Revenue Service ruled on December 9, 1996 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC"), and therefore, the related trust is not subject to tax under the present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Northrop Grumman Corporation is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.





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G.  TRANSACTIONS WITH PARTIES-IN-INTEREST

    In management's opinion, fees paid for services rendered by parties-in-interest during the period ended September 1, 1999 and the year ended December 31, 1998 were based upon customary and reasonable rates for such services.

H.  SUBSEQUENT EVENTS

    On September 1, 1999, the Plan was merged into the Northrop Grumman Savings and Investment Plan. The transferred net assets of $248,055,395 have been recognized in the accounts of the Northrop Grumman Savings and Investment Plan at their balances previously carried in the accounts of the Plan. The changes from September 1, 1999 onward in net assets of the combined plans are included in the Northrop Grumman Savings and Investment Plan statement of changes in net assets available for plan benefits.

                                     ******





































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NORTHROP GRUMMAN COMMERCIAL AIRCRAFT DIVISION
SALARIED SAVINGS AND INVESTMENT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
PERIOD ENDED SEPTEMBER 1, 1999
------------------------------------------------------------------------------------------------------------------------

SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS
        (b)                     (c)                  (d)           (e)            (f)           (g)            (h)
                                                                                           Current Value       Net
 Identity of Party          Description           Purchase       Selling        Cost of     of Asset on       Gain
      Involved                of Asset              Price         Price          Asset     Transaction Date  (Loss)
Northrop Grumman     Stable Value Utilized Fund  $ 26,642,141                 $ 26,642,141

Northrop Grumman     Stable Value Utilized Fund                $ 102,042,980    93,054,275  $ 102,042,980   $ 8,988,405

Frank Russell        Equity I Fund                 19,198,362                   19,198,362

Frank Russell        Equity I Fund                               112,555,413    77,324,077    112,555,413    35,231,336

Frank Russell        Global Equity Fund                           26,172,242    17,044,786     26,172,242     9,127,456

Frank Russell        Global Balanced Fund                         36,084,446    24,743,776     36,084,446    11,840,670

T. Rowe Price        Growth & Income Fund                         27,342,959    24,050,957     27,842,959     3,292,003



























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                                                                       Exhibit I
                                                                       ---------




INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-59853 of Northrop Grumman Corporation on Form S-8 of our report dated February 28, 2000, appearing in this Annual Report on Form 11-K of the Northrop Grumman Commercial Aircraft Division Salaried Savings and Investment Plan for the period ended September 1, 1999.




/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Los Angeles, California
February 28, 2000































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